Form 51-902F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PMI VENTURES LTD.
Suite 511 - 475 Howe Street
Vancouver, British Columbia V6C 2B3

Item 2	Date of Material Change

February 23, 2004

Item 3	News Release

A news release issued under section 7.1 of National Instrument 51-102 announcing the material change described below was transmitted to CCN Matthews Newswire Service on February 23, 2004 for public dissemination. The news release was filed via SEDAR on February 23, 2004.

Item 4	Summary of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] is pleased to announce the appointment of Mr. Philip Martin as a Special Advisor to the Board of Directors.

Additionally, the Company is pleased to announce that it has granted 350,000 common share purchase options to directors and consultants. The options will expire on February 23, 2009 and have an exercise price of $0.56 per share.

Item 5	Full Description of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV] , is pleased to announce the appointment of Mr. Philip Martin as a Special Advisor to the Board of Directors.

Mr. Martin graduated with a B.Sc. (Eng.) Honours Degree in Mining from Imperial College,  London and an M.B.A. from Cranfield University, England. He has a diverse background in  mining operations, planning and management as well as in business management and corporate and international finance. From 1969 to 1973 he was with Rio Tinto Zinc Corporation and later in Australia with the iron ore company, Hamersley Iron Pty. Ltd. From 1974 to 1978 he was a consultant project engineer with Dames & Moore in Toronto before joining TD Bank where, over a period of seven years, he developed his expertise in corporate mining and international finance both in Toronto and Sydney. Over the next twelve years, he specialized in research and investment banking in the mining sector while with Gordon Capital Corporation located in Toronto. Since 1998, Mr. Martin has undertaken a number of independent consulting contracts advising on complex financial and operational issues for such companies as Thistle Mining Inc., Royal Oak Gold Mines Inc., Golden Star Resources Ltd. and Southern Era Resources Ltd. As well, he was a Director and Vice-President of Corporate Finance for First Associates Investments Inc. from 2000 to 2002.

The Company has granted, subject to regulatory approval, 350,000 common share purchase options to directors and consultants. The options will expire on February 23, 2009 and have an exercise price of $0.56 per share. Under the terms of the Company's Option Plan these options will vest over a total period of eighteen months, with one-third vesting every six months from the award date. Option grants are a share-related mechanism intended to attract, retain and motivate qualified directors, employees and consultants and to reward such individuals for their contributions toward the long-term goals of the Company.

Item 6	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted from this Report on the basis that the Company believes that such information should remain confidential.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this Report is:

Kim Evans, CGA, CFO & Corporate Secretary
Telephone: 604-682-8089
Facsimile: 604-682-8094
e-mail: info@westafricangold.com

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 23rd day of August, 2004.

PMI VENTURES LTD.

"Kim Evans"

Kim Evans, CGA CFO & Corporate Secretary

PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-05	TSX Venture: PMV
February 23, 2004	Issued & Outstanding: 23,475,397
Fully Diluted: 32,768,555

APPOINTMENT OF ADVISORY TO BOARD OF DIRECTORS

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] is pleased to announce the appointment of Mr. Philip Martin as a Special Advisor to the Board of Directors.

Mr. Martin graduated with a B.Sc. (Eng.) Honours Degree in Mining from Imperial College, London and an M.B.A. from Cranfield University, England. He has a diverse background in mining operations, planning and management as well as in business management and corporate and international finance. From 1969 to 1973 he was with Rio Tinto Zinc Corporation and later in Australia with the iron ore company, Hamersley Iron Pty. Ltd. From 1974 to 1978 he was a consultant project engineer with Dames & Moore in Toronto before joining TD Bank where, over a period of seven years, he developed his expertise in corporate mining and international finance both in Toronto and Sydney. Over the next twelve years, he specialized in research and investment banking in the mining sector while with Gordon Capital Corporation located in Toronto. Since 1998, Mr. Martin has undertaken a number of independent consulting contracts advising on complex financial and operational issues for such companies as Thistle Mining Inc., Royal Oak Gold Mines Inc., Golden Star Resources Ltd. and SouthernEra Resources Ltd. As well, he was a Director and Vice-President of Corporate Finance for First Associates Investments Inc. from 2000 to 2002.

The Company has granted, subject to regulatory approval, 350,000 common share purchase options to directors and consultants. The options will expire on February 23, 2009 and have an exercise price of $0.56 per share. Under the terms of the Company's Option Plan these options will vest over a total period of eighteen months, with one-third vesting every six months from the award date. Option grants are a share-related mechanism intended to attract, retain and motivate qualified directors, employees and consultants and to reward such individuals for their contributions toward the long-term goals of the Company.

PMI has an option to earn up to 85% of the interest that Goknet Mining Company Limited, a privately held Ghanaian mineral exploration company, holds in nine exploration concessions and applications. Goknets' interests vary from 85% to 100%, subject to a 10% non-participating interest in favour of the Government of Ghana.

On behalf of the Board,

"Laurie Sadler"

Laurie Sadler,
President

For more information please contact:

Laurie Sadler	or	Warwick G. Smith
President		VP Shareholder Communication
Telephone: (604) 681-8069		Telephone: (604) 682-8089
Facsimile: (604) 682-8094		Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company'scontrol which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.